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                      SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                SCHEDULE 13G

                             (AMENDMENT NO. 5)

                 Under the Securities Exchange Act of 1934

                               HACH COMPANY
                         ------------------------------
                              (Name of Issuer)


                               COMMON STOCK
                         ------------------------------
                      (Title of class of securities)


                               404504 10 2
                         ------------------------------
                              (CUSIP Number)







Check the following box if a fee is being paid with this statement:  /   /




                                                           Page 1 of 6 Pages

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                                                           Page 2 of 6 Pages

CUSIP NO. 404504 10 2
-------------------------------------------------------------------------------
(1)  Names of Reporting Person                     Hach Company Employee
     S.S. or I.R.S. Identifica-                    Stock Ownership Plan and
     tion Nos. of Above Person                     Trust
                                                   F.E.I.N. 84-1126463
-------------------------------------------------------------------------------
(2)  Check the appropriate Box                     (a)
     if a Member of a Group                        (b)
-------------------------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------------------------
(4)  Citizenship or Place of                       United States of America
     Organization
-------------------------------------------------------------------------------
Number of Shares                        (5)  Sole Voting Power
Beneficially Owned                                                  -0-
by Each Reporting                       ---------------------------------------
Person With                             (6)  Shared Voting          -0-
                                        ---------------------------------------
                                        (7)  Sole Dispositive     702,762

                                        (8)  Shared Dispositive     -0-
                                                  Power
-------------------------------------------------------------------------------
(9)  Aggregate Amount Beneficially                                702,762
     Owned by Each Reporting Person

(10) Check if the Aggregate Amount
     in Row (9) Excludes Certain Shares
-------------------------------------------------------------------------------
(11) Percent of Class Represented
     by Amount in Row (9)                                           8.53%
-------------------------------------------------------------------------------
(12)Type of Reporting Person                                           EP
-------------------------------------------------------------------------------


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                                                           Page 3 of 6 Pages

                                SCHEDULE 13G
                             (AMENDMENT NO. 5)

ITEM 1.

     (a)  Name of Issuer:  Hach Company

     (b)  Address of Issuer's Principal Executive Office:

          5600 Lindbergh Drive
          Loveland, Colorado  80537

ITEM 2.

     (a)  Name of Persons Filing:   Hach Company Employee Stock Ownership Plan
                                    and Trust (referred to herein as
                                    the "Reporting Person" or the "Plan")

     (b)  Address of Principal Business Office or, if none, Residence:

          5600 Lindbergh Drive
          Loveland, Colorado

     (c)  Citizenship:  United States of America

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  404504 10 2

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  _____Broker or Dealer registered under Section 15 of the Act;

     (b)  _____Bank as defined in Section 3(a)(6) of the Act;

     (c)  _____Insurance Company as defined in Section 3(a)(19) of the Act;

     (d) _____Investment Company registered under Section 8 of the Investment Company Act;


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                                                           Page 4 of 6 Pages

     (e) _____Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

     (f) __X__Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

     (g)  _____Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

     (h)  _____Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.OWNERSHIP.

     (a) Amount Beneficially Owned:

              702,762

     (b) Percent of Class

              8.53%

     (c) The number of shares which the Reporting Person owns and the nature of the Reporting Person's beneficial ownership is as follows:

          (i) Sole power to vote or direct the vote:    0

         (ii) Shared power to vote or direct the vote:  0*

        (iii) Sole power to dispose or direct the disposition:    0

         (iv) Shared power to dispose or direct the disposition:  0

* Excluded from the number of shares which the Plan has the power of vote are 702,726 shares which are allocated to the accounts of individual account holders of the Plan, and as to which the individual account holders have the right to vote. The Plan's Trustees have only contingent voting rights with respect to these shares, which are imposed by ERISA. On December 31, 1997, no matters were submitted to the vote of shareholders, and therefore no account beneficiaries had failed to exercise their voting rights or otherwise triggered the contingent voting obligations imposed on the Trustees of the Plan 1 by ERISA.


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                                                           Page 5 of 6 Pages

     The Plan also holds 702,762 shares of Class A Common Stock, $1.00 par value, of the Issuer ("Class A Stock"), a class of non-voting equity securities, which are allocated to the accounts of individual account holders of the Plan. Neither the Common Stock nor the Class A Stock will be convertible into another class of common stock or any other security of the Issuer. However, the holders of outstanding Class A Stock will be entitled to one vote per share of Class A Stock on all matters presented to the stockholders of the Issuer automatically (i) at any time when the number of outstanding shares of Common Stock falls below 10% of the aggregate number of outstanding Common Stock and Class A Stock; and (ii) upon resolution of the Board of Directors of the Issuer if, as a result of the existence of the Class A Stock, either the Common Stock or Class A Stock or both, are excluded from trading on The NASDAQ Stock Market National Market System and other comparable quotation systems then in use, and are excluded from trading by the New York Stock Exchange, American Stock Exchange and all other principal national securities exchanges then in use.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

    Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

    Dividends and proceeds from the sales of any shares owned are allocated to the accounts of the beneficiaries of the Plan on a regular basis throughout the year.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

    Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

    Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

    Not applicable.

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                                                           Page 6 of 6 Pages

ITEM 10. CERTIFICATION.

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                        HACH COMPANY EMPLOYEE STOCK
                                        OWNERSHIP PLAN AND TRUST
                                        BY:

                                        /s/ Loel J. Sirovy
                                        ----------------------------
                                        Loel J. Sirovy, Co-Trustee


                                        /s/ Randall A. Peterson
                                        ----------------------------
                                        Randall A. Peterson,
                                        Co-Trustee


                                        /s/ Gary R. Dreher
                                        ----------------------------
                                        Gary R. Dreher, Co-Trustee


February 12, 1998